Exhibit 99.58

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Third Quarter 2017 Financial Results

Halifax, Nova Scotia; November 9, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today released its financial and operational results for the third quarter ended September 30, 2017.

“We have had another successful quarter at Immunovaccine, during which we continued to advance our clinical program in conjunction with our partners Incyte, Merck, and Dana-Farber Cancer Institute,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “In addition, our early stage programs experienced several significant milestones. Taken together, we believe that this has strengthened our value proposition across the full spectrum of our research and development operations.”

Clinical program updates from third quarter 2017 and to date include:

•	Completing enrollment in the 100mg epacadostat dose cohort, and initiating recruitment of the 300mg epacadostat dose cohort, for the Company’s Phase 1b clinical trial with Incyte Corporation, which is evaluating DPX-Survivac, mCPA and epacadostat in advanced ovarian cancer patients.
•	Receiving regulatory clearance from Health Canada (shortly following the end of the quarter) to allow initiation of a Phase 2 clinical trial evaluating the combination of DPX-Survivac, mCPA and Merck’s checkpoint inhibitor, pembrolizumab, in diffuse large B-cell lymphoma (DLBCL).

Operational highlights of the third quarter 2017 and to date include:

•	Breakthrough process established for DPX-NEO program: Technological achievements in synthesizing a broad range of diverse peptides in the DPX-NEO program may enable Immunovaccine to address some of the major roadblocks to bringing these types of novel therapies to market.

•	Veterinary vaccine milestones reached in the Zoetis collaboration: The Company’s long-standing animal health contract with Zoetis to develop cattle vaccines achieved multiple research milestones, which will allow Zoetis to advance two Immunovaccine-formulated vaccine candidates into late stage testing.

•	Extension of the Province of Nova Scotia loan maturity date: Shortly after the quarter ended, Immunovaccine received a two-year extension of the maturity of the loan authorized in 2013. Under terms of the agreement, the original maturity date of August 9, 2018 was extended to August 9, 2020.

Anticipated upcoming milestones include:

•	Q4 2017: Anticipated topline results for the 100mg epacadostat dosing cohort in the Phase 1b trial in collaboration with Incyte will mark the first clinical efficacy results of DPX-Survivac on active tumors.

•	1H 2018: Additional topline data are expected from the 300mg epacadostat dosing cohort in the Phase 1b Incyte trial.

•	1H 2018: Early data are expected from the Phase 2 combination trial evaluating Merck’s pembrolizumab and DPX-Survivac in ovarian cancer.

Financial Results

The Company prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada – Accounting Part I (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The net loss and comprehensive loss of $2,122,000 or $0.02 per basic and diluted share for the quarter ended September 30, 2017 was $223,000 higher than the net loss and comprehensive loss for the three months ended September 30, 2016. This relates mainly to an increase in expenses of $468,000 in research and development, $203,000 in general and administrative, $119,000 in business development and investor relations costs and $142,000 in accreted interest. This increase in expenses was partly offset by a $514,000 increase in government assistance and no impairment loss in 2017.

For the nine months ended September 30, 2017, the net loss and comprehensive loss was $7,098,000 or $0.06 per basic and diluted share, $1,943,000 higher compared to the same period in 2016. This relates mainly to a decrease in revenues of $130,000 and an increase in expenses of $617,000 in research and development, $539,000 in general and administrative, $494,000 in business development and investor relations costs and $472,000 in accreted interest. This was partly offset by a $114,000 increase in government assistance and no impairment loss in 2017.

At September 30, 2017, Immunovaccine had cash and cash equivalents of $16,595,000 and working capital of $16,735,000 as compared to $13,547,000 in cash and $12,982,000 in working capital as at December 31, 2016.

As of November 9, 2017, the number of issued and outstanding common shares was 127,729,709, the number of stock options outstanding was 4,894,773, the number of outstanding deferred share units was 557,524 and the number of outstanding warrants was 7,938,221.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com